

10015007



SONIC HEALTHCARE LIMITED

082-35130

Exemption File Number 82-35730

1 December 2009

SUPPL

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of November 2009, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully



Paul Alexander
Company Secretary

Enclosures



TABLE OF CONTENTS
NOVEMBER 2009

ANNOUNCEMENTS TO THE AUSTRALIAN SECURITIES EXCHANGE (ASX)	
DATE	**ANNOUNCEMENT**
19 November 2009	Results of Meeting
19 November 2009	2009 AGM Managing Director Presentation


SONIC
HEALTHCARE

Annual General Meeting
19 November 2009

Colin Goldschmidt
Chief Executive Officer

FY 2009 Highlights

- Record financial result
- Sonic outperforms guidance
- Business resilience in face of global financial crisis
- Strong organic growth in Australia, Germany, USA
- Margin expansion in Australia, Germany, USA
- Balance sheet strength for future growth



FY 2009 Financial Highlights

Revenue	↑ 27%
EBITDA	↑ 21%
Net profit	↑ 29%
EPS	↑ 16%
Cash generation	↑ 33%



FY 2009 Guidance Delivered

	FY 2009 Guidance	FY 2009 Actuals
Revenue growth	>15%	27%
Earnings per share growth	>10%	16%



FY 2010 Guidance Reaffirmed

	FY 2010 Guidance
Net profit after tax (NPAT) growth	10 - 15%

- Based on FY 09 NPAT of A$315 million
- Assumes FY 09 currency exchange rates
  - Minimal change in rates YTD Oct FY 10
  - Ongoing strong AUD may impact reported results
  - Underlying businesses (in local currencies) tracking strongly
- Other variables:
  - Interest rates
  - New acquisitions

Dividend

	2009	2008	Change
Interim Dividend	$0.22	$0.20	10.0%
Final Dividend	$0.35	$0.32	9.4%
Full Year Dividends	$0.57	$0.52	9.6%

- Dividend franked to 35%
- Dividend Reinvestment Plan remains suspended

Full-year dividend

15 Year History


Cents per Share
60
50
40
30
20
10
0

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Dividend (cents)	3	4	5	9	14	15	17	20	25	30	36	41	46	52	57

Financial Summary

		FY 09	FY 08	Growth %
Revenue	A$M	3,014	2,380	27%
EBITDA	A$M	579	479	21%
NPAT (before NRIs)	A$M	315	245	29%
Non-recurring items after tax				
New Zealand pathology *	A$M	(136)		
Items expensed in H1 09 **	A$M	(8)		
NPAT statutory	A$M	171		
EPS (diluted, before NRIs)	cents	85.2¢	73.5¢	16%
Cash from operations	A$M	442	332	33%

* N.Z. pathology adjustments as per Sonic's 18 Aug 2009 announcement

** Other non-recurring items – see Appendix 4E

Revenue

	2009 (A$M)	2008 (A$M)	Growth (%)
Total Revenue	3,014	2,380	27%

Organic revenue growth (excluding acquisitions)

Australian pathology	9%	Market growth 4.8%
USA	5%	Market growth ~4%
Europe	6%	Includes German fee cuts
Australian radiology	3%	Fees to increase from 1 Nov 09

Sonic Healthcare
Revenue Split FY 09


5%
12%
Laboratory
83%
Laboratory
Radiology
Primary care



Revenue Split
FY 2009



IPN
Medical Centres
$159 5%
New Zealand
Pathology
$114 4%
Switzerland
$74 3%
UK
$103 3%
Radiology
$345
12%
Australian
Pathology
$881
29%
Germany
$625
21%
USA
$700
23%

Revenue in A$ million

Sonic Revenue Growth



3,000
2,500
2,000
1,500
1,000
500
0
A$M
CAGR 1993 – 2009 = 33%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

	1993	2009
Revenue (A$ million)	33	3,014

SONIC HEALTHCARE

Synergies and Margin Expansion

- A$44 million organic EBITDA added in FY 09
- USA – margin expansion of >200 basis points (bps)
- Germany – margin expansion of >100 bps
  - Despite fee cuts commencing 1 January 2009
- Australian Pathology
  - H2 09 margin expansion of 60 bps (vs H2 08)
  - Full-year margin expansion of 20 bps
- Sonic global laboratory operations
  - Margin expansion of 80 bps
  - Includes NZ laboratory margins which fell by ~200 bps
- Margin growth to continue
  - Rationalisation of infrastructure, centralisation of testing, global purchasing, cost discipline, smart systems, IT initiatives,



Sonic EPS Growth



A$ cents
90
80
70
60
50
40
30
20
10
0
CAGR 1993 – 2009 = 23%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

	1993	2009
EPS (A$ cents)	3.2	85.3

Australian Pathology

- Strong market share growth – clear market leader
  - Sonic ~20% larger than nearest competitor
  - Revenue growth of 9% vs market growth of 4.8%
  - Strong revenue growth continuing into FY 10
- Fee reforms
  - Medicare fee cuts introduced 1 November 2009
  - New private billing policies have been implemented
  - Sonic mainly targeting esoteric, specialist and hospital services
  - Private billing for value-added services
  - Pensioners / Concessional patients exempted from private billing
- Esoteric testing driving growth
  - Genetic testing, immunology, specialist histopathology
  - Centres of excellence e.g. GynaePath (Sydney), Skin Pathology (Brisbane)



USA

- Sustained strong performance from Sonic USA
- Organic revenue growth 5% vs market growth ~4%
- Margin expansion of >200 bps
- Synergies realised
  - Group purchasing annual savings > US$3 million
  - Inter-company referrals increased by ~42%
  - ACS integration into Sunrise, with closure of NJ lab
  - Sunrise margins up by 250 bps following ACS integration
  - Rationalisation of billing centres (3 billing centres closed)
  - Apollo IT implementation into first Sonic US lab (Orlando)
- Acquisition pipeline active

Germany

- Financial performance
  - Organic revenue growth of 5%
  - Margin expansion of >100 bps
  - Strong performance into FY 10
- Management
  - Sonic Germany Executive Committee (GSEC) established
  - Collaboration, synergy and integration on track
- Hamburg merger
  - Completed seamlessly, no volume loss, all systems stable
- Lademannbogen acquisition (Hamburg)
  - Announced July 2009
  - Cartel office clearance confirmed
  - Closing on track for 1 January 2010
- Acquisition pipeline active

Switzerland

- Ongoing strong financial performance
- Integration of Laboratory Krech acquisition complete
  - Expected synergies realised
- New government fee schedule from 1 July 2009
  - Fee reductions for routine tests
  - Fee increases for esoteric tests
  - "Case Fee" per request increased
  - Sonic's case mix favourable (high esoteric volume)
  - Neutral outcome expected for Sonic
  - Rising average fee confirmed
  - Pressure on small routine labs → market consolidation



UK

- Strong revenue and earnings growth
- Organic revenue growth 15%
- Establishment of small operation in Manchester
- TDL wins major private hospital pathology tender
  - BMI Healthcare is the largest private hospital group in the UK
  - TDL to provide all BMI's pathology services
  - 60 hospitals, 7 year contract
  - Contract provides TDL with a UK-wide network of laboratories
- Outsourcing opportunities
  - NHS contracts
  - Independent sector contracts
- Positive outlook for ongoing growth

Auckland Laboratory Contract

- DML's community laboratory contract for Auckland contract not renewed
- Contract represented <2% of Sonic's revenue and earnings
- Remaining NZ pathology represents <1% of Sonic's earnings
- Write-down of book value of intangible assets for all NZ pathology (FY 09)
- New provider (Labtests/Healthscope) commenced operations (Aug/Sep 2009)
- Transition/service issues
  - DML regains 10% of contract volume (Oct 2009)
  - Represents 16% of annual contract value (NZ$10.6 million of NZ$67 million)
  - DML component has higher complexity mix (incl. histopathology)
  - 4 year contract

Radiology

- Difficult conditions in FY 09
- Australian Medicare fee increases
  - Government acknowledgement of value of radiology
  - Commencing 1 November 2009
- Expecting improved performance through FY 10



Sonic Debt Summary
Investment Grade Credit Metrics

		30 Jun 09	31 Dec 08	30 Jun 08
Net interest-bearing debt	A$M	1,198	1,536	1,238
Gearing ratio	%	32.1	36.5	38.0
Interest cover	X	6.5	5.7	6.4
Debt cover	X	2.2	2.3	2.5

- *Notes:*
  - *Gearing ratio = Net debt / Net debt + equity (bank covenant limit <55%)*
  - *Interest cover = EBITA / Net interest expense (bank covenant limit >3.25)*
  - *Debt cover = Net debt / EBITDA (bank covenant limit <3.5)*
  - *Formulas as per bank facility definitions*

Funding Available for Growth

	A$M
Cash at 31 Oct 09	477
Undrawn bank credit lines*	270
Note issue in Jan 2010 (US$250M)	277
AVAILABLE HEADROOM	**1,024**

- April 2010 bank debt maturity ~A$385 million
  - How much to refinance with existing banks
  - Decision will be made in 2010
- War-chest for suitable acquisitions

** Mainly US$ and Euro denominated*

Acquisition Strategy

- Significant headroom now established
- Focus on synergistic acquisitions
- Growing pipeline of potential opportunities
- In strong position to resume acquisition activity



Sonic Healthcare
Global Markets – Future Growth

USA

Europe

Australia



EBITDA Contribution FY 09

The Value of Organic Growth



550
500
450
400
350
EBITDA
A$M
410.9
32.6
33.6
43.7
520.8
Realised margin on organic revenue growth = 33% (marginal profit)
FY 08 reported
FX effects
Acquisitions
Organic growth
FY 09 ordinary

Summary

- Sonic Healthcare in strong and secure position
- Revenue and market share growth in key markets
- Demonstrated synergy capture in key markets
- Infrastructure / Organic growth / Marginal profit
- Investment grade balance sheet
- Acquisition pipeline filling
- Stable culture and management



Sonic Healthcare – Key Attributes

- GROWTH
  - Strong revenue growth – CAGR 33% over 16 years
  - 14 consecutive years of double-digit EPS growth
  - Track record of acquisitions, integration, synergy
  - Diagnostic industry growth – new tests, CT/MRI, ageing population, preventative medicine
- SECURITY
  - Investment grade balance sheet
  - Global operations – spread of risk
  - Market leadership positions
  - Management stability
- CULTURE
  - Medical Leadership model
  - Federation structure
  - Sonic Core Values




SONIC
HEALTHCARE
LIMITED

19 November 2009

Company Announcements
Australian Securities Exchange
20 Bond Street
SYDNEY NSW 2000

ANNUAL GENERAL MEETING 2009

The Company's Annual General Meeting was held in Sydney on Thursday, 19 November 2009 at 10.00am. In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, all resolutions were passed on a show of hands. Details of proxy voting were as follows:

ORDINARY BUSINESS

Resolution 1: Re-election of Mr Barry Patterson as a Director

	Proxy Results
Proxy result "FOR" the motion	245,498,341
Proxy result "AGAINST" the motion	15,771,198
Votes where the Proxy may vote at the Proxy's discretion*	1,424,211
"ABSTAIN"	3,900,900

Resolution 2: Re-election of Mr Colin Jackson as a Director

	Proxy Results
Proxy result "FOR" the motion	205,612,653
Proxy result "AGAINST" the motion	56,075,937
Votes where the Proxy may vote at the Proxy's discretion*	1,417,010
"ABSTAIN"	3,489,050

Resolution 3: Adoption of the Remuneration Report for the financial year ended 30 June 2009 (non-binding resolution)

	Proxy Results
Proxy result "FOR" the motion	245,920,668
Proxy result "AGAINST" the motion	18,743,400
Votes where the Proxy may vote at the Proxy's discretion*	1,398,287
"ABSTAIN"	528,795

*Including proxies held open in the name of the Chairman

For further information regarding this announcement, please contact:



Paul Alexander
Company Secretary
Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au